SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

SINO AGRO FOOD, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001PER SHARE

(Title of Class of Securities)

829355205

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.: 829355205		SCHEDULE 13G

1)	Name of Reporting Person Forsakringsaktiebolaget Avanza Pension

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Stockholm, Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 2,778,385

	6)	Shared Voting Power

	7)	Sole Dispositive Power

	8)	Shared Dispositive Power 2,778,385

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,778,385

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row (9) 12,95%

12)	Type of Reporting Person FI

CUSIP No.: 829355205		SCHEDULE 13G

Item 1(a).	Name of Issuer: Sino Agro Food, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Room 3801, 38th Floor, Block A, China Shine Plaza No. 9 Lin He Xi Road Tianhe District Guangzhou City, Guangdong 510610, Peoples Republic of China

Item 2(a).	Name of Person Filing: Forsakringsaktiebolaget Avanza Pension
Item 2(b).	Address of Principal Business Office or, if none, Residence: Box 1399 Stockholm, Sweden 11193
Item 2(c).	Citizenship: Forsakringsaktiebolaget Avanza Pension is a company organized under the laws of Sweden
Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.001 per share
Item 2(e).	CUSIP Number: 829355205

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	☐	parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	savings association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	church plan that is excluded from the definition of an investment company under §3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K)

CUSIP No.: 829355205			SCHEDULE 13G

Item 4.	Ownership.
	(a)	Amount beneficially owned: 2,778,385
	(b)	Percent of class: 12,95%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 2,778,385
		(ii)	Shared power to vote or to direct the vote: None
		(iii)	Sole power to dispose or to direct the disposition of: None
		(iv)	Shared power to dispose or to direct the disposition of: 2,778,385

Number and Percentage
of Shares Beneficially Owned	Date
12,95% /2,778,385	December 31, 2016

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No.: 829355205	SCHEDULE 13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Swedish insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution.  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 1, 2017

Annika Saramies/CEO
Name/Title